Exhibit 99.1

VANC Pharmaceuticals Announces Appointment of Mr. Bob Rai to

 its Board of Directors

June 05, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce that Mr.Bob Rai has been appointed to the Company’s Board of Directors effective immediately.  Mr. Rai is a pharmacist with over 15 years of experience and is partner in a chain of The Medicine Shoppe Pharmacy (www.pharmacybc.com).

“We are excited to have someone with Mr. Rai’s industry experience, track record as an entrepreneur and global pedigree join our board.  We welcome him to our growing team and eagerly await his input on the strategic direction of our Company,” said Arun Nayyar, CEO of VANC.  “As we begin the commercialization of our product portfolio it is crucial that our team be optimized and Mr. Rai’s direct experience in the Canadian retail and institutional pharmacy business is going to be an immediate value add and impactful addition for the Company.”

Mr. Rai is a graduate of the University of British Columbia with Bachelor of Science Degrees in Biochemistry and Pharmaceutical Science.  In addition to operating a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years, he has had several successful entrepreneurial and charitable endeavors.  In 1998 Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States.  The online sales and distribution of prescription medicines saw unprecedented industry growth and as other operators followed suit, the unique business concept became a billion dollar industry across Canada.

Mr. Rai is also Chairman and CEO of Canada Pacific Global Pharmaceuticals and Chairman of its subsidiary, PharmaCanada Inc. (www.earlycancerdetect.com).  He has served as President of the Philippines Canada Trade Council (PCTC) from 2006-2007 and held the position of Vice-President from 2004-2006.  As President of PCTC, he led a successful Trade Mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada David Emerson.

In 2013 Mr. Rai was the recipient of the Queen’s Diamond Jubilee Medal for his over 18 years of community and volunteer work.  His charitable and community volunteer activities include: Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science, Director of Tapestry Foundation for Health Care, Rotary Club of Vancouver Fraserview and cabinet member of “A Night of Miracles” for BC Children’s Hospital.

“I am impressed with how far VANC has come as a startup in a highly competitive industry and commend the existing team for building a product portfolio, registering it with Health Canada and rolling it out commercially in such a cost and time efficient manner.  I look forward to working with the team and helping them with governance, technology, product acquisition and accelerating sales,” said Mr. Bob Rai.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company has also set aside 400,000 incentive stock options at $0.45 for a period of five years and 800,000 incentive stock options at $0.55 for a period of two years to Directors, Officers and Consultants.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayar

President & CEO

anayar@vancpharm.com

Investor Relations: Kam Thindal at + 1 (604) 566-9233 or kam@htcapitalcorp.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.